SECU

17008643

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Pensacola Road
(No. and Street)

Venice	FL	34285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F CURCIO — 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jere A. Berkey, CPA
(Name – *if individual, state last, first, middle name*)

5420 Eagles Point Circle # 106	Sarasota	FL	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard F Curcio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Investments, Inc, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

DEVIN M HEDGES
Notary Public - State of Florida
Commission # GG 062564
My Comm. Expires May 10, 2021
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERE A. BERKEY C.P.A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Report of Independent Registered Public Accounting Firm
III Broker-Dealer Exemption Report

I have reviewed management's statements, included in the accompanying III Broker - Dealer Exemption Report, in which Integrity Investments, Inc, identified the following provisions of 17 C.F.R, 15c3-3(k) under which Integrity Investments, Inc. claimed and exemption from 17 C.F.R, 240.15c3-3: (k)(2) (ii) and Integrity Investments Inc. stated that Integrity Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Investment's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrity Investments, Inc. compliance with the exemptions provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Jere A. Berkey C.P.A.
Sarasota, Florida
February 21, 2017

Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

February 21, 2017

Securities and Exchange Commision
SEC Heaedquarter
100 F Street NE
Mail Stop 8031
Washington, DC 20549

RE: Integrity Investments, Inc., Claims Exemption from SEC Rule 15c3-3:(k)(2)(ii)

Gentlemen,

We acknowledge that Integrity Investment's management is responsible for being in compliance for the required exemption provisions throughout its fiscal year, 2016.

Integrity Investments, Inc. has met the exemption provisions as stated in paragraph (k) (2)(ii) of SEC Rule 15c3-3 without exception throughout its 2016 fiscal year. Integrity Investments, Inc. is an " Application Way Broker-Dealer and does not hold or otherwise handle any customer securities or funds.

Integrity Investments, Inc. management has made available to the auditor all records and other information relevant to the Broker-Dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exception provisions, received through the date of the auditor's review report.

Integrity Investments, Inc. Claims
Exemption from SEC Rule 15c3-3: (k)(2)(ii)
February 21, 2017

Subsequent to the period addressed, fiscal year ended December 31, 2016 and assertions made, there have been no known events or other factors that might significantly affect Integrity Investment's compliance with the identified exemption provision.

Thank you,

Richard F, Curcio
Chairman
Integrity Investments, Inc.
221 Pensacola Road
Venice, FL 34285

(941) 484-4000

JERE A BERKEY C. P.A
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Re: Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment.

In accordance with Tule 17a-5(e)(4) under the Securities Exchange / Act of 1934, I have performed the procedures enumerated beloe with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended Dec. 31, 2016
Integrity Investments, Inc. and the Securities and Exchange Commission., Financial Industry Regulatory Authority, Inc. and SIPC, soley to assist you and other specified parties in evaluating Integrity Investments , Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integrity Investments, Inc.'s management is responsible for the Integrity Investment, Inc. compliance with those requirements. This agreed-upon procedures engagement was consucted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Cash Disbursement record entries.The assessment payment was reconciled with the cancelled check on the bank statement as well as the Disbursement's Journal entry. There were no differences. Reviewed and compared the SIPC Net Operating Revenues to the Audited Financial statement as of December 31, 2016. There were minor differences due to the auditor's year end adjustments.

2. Compared the listed assessment payments on Form SIPC-6 for the first half of the year ending December 31, :2016 with the respective Cash Disbursement record.
I found no entries.and no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers. Reviewed quarterly Focus Reports with audited annual Revenue per working papers and on the deduction side compared the audited Revenues from investment advisory services rendered to registered investment companies.There were minor differences due to the auditor's year end adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers. As originally provided, the calculation were correct.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2016, to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 21, 2017

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts.There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
February 21, 2017

Integrity Investments Inc.
221 Pensacola Road
Vencie, FL 34285

February 21, 2017

Jere A. Berkey C.P.A.
5420 Eagles Point Circle # 106
Sarasota, FL 34231

In connection with your audit of the financial statements of Integrity Investments, Inc. as of December 31, 2016, and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrity Investments, Inc. in conformity with generally accepted accounting principles generally accepted in the United States, I confirm, to the best of my knowledge and belief, the following representation made to you during your audit.

1. I am responsible for the fair presentation in the financial statements of financial Position, results of operations, and cash flows in conformity with generally accepted accounting principles accepted in the United States. I am also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. It is management's belief that the financial statements are fairly presented in conformity with generally accepted accounting principles.

2. I have made available to you all:
    a. Financial records and related data
    b. Minutes of the meetings of stockholders, directors, or summaries of actions of recent meetings for which minutes have not been prepared.

3. There have been no:
    a. Fraudulent financial reporting or misappropriation of assets involving Management or employees who have significant roles in internal control.

3. (Continued)

   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Summary of significant Accounting Policies.

   b. Income tax provisions, and future benefits.

   c. Investments and related party transactions.

   d. Status of common stock shares and additional paid-in capital.

   e. Arrangement with regulatory agency on the treatment of the Subordinated Loan payable.

   f. Arrangement between lender and lessee on the building lease agreement.

   g. Statement of No Claims, Commitments, Contingencies or Guarantees associated with the company.

6. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with PCAOB Standard AS 2201.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets, and there are no liens or Encumbrances on such assets nor has any asset been pledged.

9. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

10. I have identified all accounting estimates that could be material to the financial Statements, including the key factors and significant assumptions underlying those estimates, and believe the estimates are reasonable in the circumstances.

11. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements.

12. I have no knowledge of concentrations existing at the date of the financial Statements that make the company vulnerable to the risk of a near-term impact that have not been properly disclosed in the financial statements. I understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products, services, sources of labor or materials, licenses or other rights, or operating areas or markets. I further understand that severe impact means a significant financially disruptive effect on the normal functioning of the company.

13. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other liabilities or gain of loss contingencies that are required to be accrued or disclosed by PCAOB Standard AS 2201.

14. The only Related Party involved with the company's operations is the president and principle shareholder, Richard Curcio. His company, Curcio Properties, LLC is the sole owner of the office-condominium which has Integrity Investment Inc, as the sole tenant. Richard Curcio has provided to our auditor sufficient appropriate audit evidence to substantiate that the company's lease of office space from Curcio Properties, LLC was consummated on terms equivalent to those prevailing in an Arms-Length transaction.

15. There are no side agreements or other arrangements (either written or oral) Undisclosed to the auditor.

16. It is management's belief that the effects of any uncorrected financial statement Misstatements aggregated by the auditor during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate to the financial statement taken as a whole.

17. Management has no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

18. It is management's belief that the Supplemental Information provided to the Auditor reconciles to the financial statements of the underlying accounting and other records as applicable and is in conformity with AS-17.

19. No events have occurred subsequent to the balance sheet date that would require Adjustments to, or disclosure in, the financial statements.

Signature: [signature]

Title: Chairman

CONTENTS

JERE A. BERKEY C.P.A.
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

To the Board of Directors
Integrity Investments, Inc
Venice, Florida

Report of Independent Registered Public Accounting Firm

I have audited the accompanying statement of financial condition of Integrity Investments, Inc. as of December 31, 2016, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting oversight Board (United States). Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Jere A. Berkey C.P.A.
Sarasota, Florida
February 21, 2017

Report of Independent Registered Accounting Firm

Supplemental Information

The Supplemental Information included with these financial statements, namely, Schedule of selling, general and administrative expenses, Computation of net capital requirements, Reconciliation of computation of net capital, Statement of changes in stockholder's equity, and statement of changes in liabilities subordinated to claims of general creditors has been subjected to audit procedures performed in conjunction with the audit of Integrity Investments, Inc. financial statements.

The supplemental information is the responsibility of Integrity Investments, Inc. management.

My audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable and performing procedures to test supplemental information.

In forming my opinion on the supplemental information , I evaluated whether the supplemental information, including its form and content is presented in conformity to AS-17.

In my opinion, the Supplemental information identified above is fairly stated, in all material respects, with the relevant regulatory requirements.

Jere A. Berkey, C.P.A.
Sarasota, Florida
February 21, 2017

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ended December 31, 2016

ASSETS		
CURRENT ASSETS	$	
Cash and cash equivalents		22,567
Accounts Receivable		18,470
Prepaid expenses		1,165
TOTAL CURRENT ASETS		42,202
INVESTMENTS		
Investment in subsidiary		153,460
PROPERTY AND EQUIPMENT		
Office equipment		9,628
Office furniture and fixtures		27,404
Less: Accum Depreciation	(	37,025)
TOTAL PROPERTY AND EQUIPMENT		0
OTHER ASSETS		
Leasehold Improvements		10,351
Less accumulated amortization	(	4,584)
TOTAL OTHER ASSETS		5,767
TOTAL ASSETS	$	201,429
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable-trade	$	971
Accrued expenses		11,600
TOTAL CURRENT LIABILITIES		12,571
NON-CURRENT LIABILITIES		
Subordinated loan and Acc, Int pay		479,122
Stockholder's Equity		
Common stock, $ .10 par value		958,920
Additional paid-in capital		493,500
Treasury Stock	(	140,000)
Retained earnings (deficit)	(	1,602,684
TOTAL STOCKHOLDER'S EQUITY	(	290,264)
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	201,429

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2016

REVENUE		
Commissions	$	188,606
TOTAL REVENUE		188,606
SELLING EXPENSES		5,644
GENERAL & ADMINISTRATIVE EXPENSES		190,526
NON-OPERATING INCOME & (EXPENSE)		
Interest expense	$ (	18,324)
Insurance recovery net claim proceeds		7,846
TOTAL NON-OPERATING INCOME (EXPENSE)	(	10,478)
NET INCOME (LOSS)	(	18,042)
BEGINNING RETAINED EARNINGS	(	1,584,642)
ENDING RETAINED EARNINGS	$ (	1,602,684)

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(18,042)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		412
Changes in accounts receivable		817
Changes in prepaid assets		869
Changes in accounts payable		(889)
Changes in accrued expenses		(101)
Changes in accrued interest		18,324
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		1,390
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		
Investment in Subsidiary		(150)
Leasehold Improvements		(6180)
		(6,330)
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES		0
NET DECREASE IN CASH		(4,940)
CASH AT BEGINNING OF PERIOD	$	27,505
CASH AT END OF PERIOD	$	22,567
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:Income Taxes	$	0

See accompanying notes

INTEGRITY INVESTMENTS, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc. was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant Funds. Beginning in July, 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity's clients. The former investors in the previous Valiant funds were rolled in to the Dreyfus Family of Funds. Other marketing, distribution and service agreements have also been used in promoting the products to Integrity's clients.

Property, Equipment and Leasehold Improvements

Property, Equipment and Leasehold Improvements are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 200% DB for federal income tax purposes. Amortization for leasehold improvements uses a 15 year life for both book and tax reporting.

Income taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Research, Inc. for income tax reporting purposes. The financial statements presented here are only Integrity's results of operation and not consolidated with any activity with the Subsidiary. In fact, their has been no activity within the subsidiary for several years. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating losses carry forward.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B-INCOME TAXES

In the years ended December 31, 1992, through 2016, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income in subsequent years through the year ended December 31, 2016. No tax benefit was recorded on prior financial statements because of the uncertainty of future results of operations.
In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc. is the parent to Integrity Management & Research, Inc., a wholly owned subsidiary. While Integrity Management & Research, Inc. was in a development state from the inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangements for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of Funds for their customers.
Another marketing, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which would use Integrity Investments, Inc. to provide certain marketing, distribution and services with respect to the Integrity relationships and the Fundcore products.
The initial term of the agreement was from November 1, 2009 to October 31, 2010 with an automatic renewal of one year unless otherwise advised by Fundcore. The fees derived for services rendered were considered consulting fees. The arrangement with Fundcore terminated in May 2011.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2016

NOTE D- CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2016.

NOTE E- LONG TERM SUBORDINATED LOAN PAYABLE AND RELATED PARTY TRANSACTIONS.

The company received $ 125,000 through the issuance of a 12% subordinated loan dated October 1, 1994. The subordinated loan agreement is between Richard F. Curcio (the lender) and principle shareholder of Integrity Investments, Inc. and Integrity Investments, Inc. (the " Broker/Dealer"). The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made. The most recent subordinated loan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 336,475 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013. A further provision provides for the scheduled maturity date to be extended in each year by either the lender of the Broker/Dealer without further action unless on or before the day Thirteen Months preceding the scheduled maturity date, the Lender shall notify the Broker/Dealer in writing, with a copy to FINRA, that the maturity date shall not be extended..
Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayments of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances to the lender during the term of the agreement are not permitted since such advances would constitute unauthorized repayments. Refer to 17CFR240-15C3-1toC3-3a

See accompanying notes

INTEGRITY INVESTMENTS, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE F-OFFICE –CONDO BUILDING LEASE AGREEMENT AND RELATED PARTY TRANSACTIONS.

The company sold the condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC whose controlling shareholder is a controlling shareholder in Integrity Investments, Inc.
Through confirmation from local commercial real estate agents in the area, the office-condo current lease costs between the landlord and tenant are within the acceptable range as an Arms Length Transaction as it pertains to related party transactions.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March, 2012. A new 5 year lease was consummated on March 12, 2012. Terms of the lease call for a base Rent for each year in the sum of $ 22,802.04, payable in consecutive monthly installments of $ 1,900.17 each together with applicable sales tax. The company is also responsible for the payment of all condominium fees, assessments, insurance, real estate taxes, maintenance and utilities for said premises.
The current base monthly condo-office rental rate is $ 1,954.85 as of December 31, 2016 Plus monthly maintenance of $ 494.56 and sales tax of $ 171.46.

NOTE G-COMPANY CLAIMS, COMMITMENTS, CONTINGIES AND GUARANTEES

There were no claims against the company or that might be asserted against the firm that the firm was aware of a of my audit opinion date February 24, 2017.

Also, there were no commitments, contingencies or guarantees associated with the company as of my audit opinion date of February 24, 2017.

SUPPLEMENTARY INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2016

SELLING EXPENSES

Entertainment	$	2,772
Travel & lodging		2,872
TOTAL SELLING EXPENSE	$	5,644

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	10,700
Bank service charges		1,502
Depreciation and Amortization		412
Donations		2,350
Dues and subscription		1,736
Insurance		27,338
Licenses & Registration fees		4,840
Office supplies & postage		3,618
Payroll processing fees		1,676
Professional services		7,445
Rent-Office Building		35,386
Salaries		73,000
Taxes-Payroll		5,634
Telephone, Internet & Software		12,889
Utilities		2,000
TOTAL GENERAL & ADMINISTRATIVE EXP.	$	190,526

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2016

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ (290,264)
Add back: Subordinated loans		479,122
Deduct: Non-allowable assets		
Investment in subsidiary	153,460	
Property and Equipment	37,032	
Allowance for depreciation	(37,025)	
Prepaid expense	1,165	
Leasehold Improvements	10,351	
Allowance for amortization	(4,584)	
		160,399
Current capital		28,459
Deduct haircuts		
Net allowable capital		28,459
Required capital		5,000
Excess net capital		$ 23,459

SCHEDULE 2- **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3- **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15 (C)3-3**

There is no information required under rule 15 (c) 3-3 as the company is an institutional broker dealing in registered REITs and other non-investment company securities.

See accompanying notes

INTEGRITY INVESTMENTS, INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL

For the year ended December 31, 2016

Reconciliation of computation of net capital pursuant to rule 15 c3-1 between audited statements and unaudited statements as of December 31, 2016

	Audited	Un-audited	Difference
Total Assets	$201,429	$203,543	$2,114
Total Liabilities	491,693	495,794	4,101
Net Worth	(290,264	(292,251)	1,987
Add: subordinated loans	479,122	479,123	1
Adjusted net worth	188,858	186,872	1,986
Less: non-allowable assets			
Investment in Subsidiary	153,460	152,900	560
Furniture and fixtures	27,404	27,404	
Office Equipment	9,628	9,621	7
Leasehold Improvements	10,351	12,897	2546
Accum. depr. And amort	(41,609)	(41,487)	122
Prepaid expense	1,165	1220	55
		7	
Total non-allowable	160,399	162,555	2156
Current capital	28,459	24,317	4142
Less: hair cuts	---------------	---------------	
Net capital	28,459	24317	4142
Required capital	5,000	5,000	
Excess net capital	$ 23,459	$ 19,317	4142

Explanation of differences:

The principal differences in assets were due to adjustment for prepaid expenses, leasehold improvements,amortization and investment in subsidiary. The principal difference in liabilities was due to an adjustments to accrued expenses.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period of September 8, 1992 (date of inception) to Dec.31, 2016

YEAR	Common stock Shares	Amount	Additional	Retained Earnings
1992-93	4,000,000	$ 400,000	$	($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,544)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurchase Treasury S/H	(200,000)			
2001	--------------	--------------		(726,802)
2002	--------------	--------------		(793,783)
2003	--------------	--------------		(805,450)
2004	--------------	--------------		(818,769)
2005	--------------	--------------		(846,337)
2006	--------------	--------------		(906,781)
2007	--------------	--------------		(938,434)
2008	--------------	--------------		(1,257,969)
2009	--------------	--------------		(1,427,429)
2010	--------------	--------------		(1,437,772)
2011	--------------	--------------		(1,515,864)
2012	--------------	--------------		(1,531,145)
31-Dec-13	--------------	--------------		(1,566,993)
31-Dec-14	--------------	--------------		(1,579,579)
31-Dec-15	--------------	--------------		(1,584,642)
31-Dec-16	--------------	--------------		(1,602,684)
Balances	9,389,194	$ 958,920	$493,500	$ (1,602,684)

See accompanying notes

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM! GEN CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2016
Total loan payable	$	366,470
Subordinated accrued interest (note 1)		112,652
Total subordinated liabilities	$	479,122

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

Subsequent amendments to the original subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010

See accompanying notes